Exhibit 99.1

Recon Announces Supplemental Details to Agreement to Increase Ownership of Future Gas Station to 43%

BEIJING, August 28, 2018 /PRNewswire/ — Recon Technology, Ltd. (NASDAQ: RCON) ("Recon" or the "Company"), a China-based independent solutions integrator in the oilfield service, electric power and coal chemical industries, today announced more details of the supplemental agreement to the definite investment agreement with Future Gas Station (Beijing) Technology, Ltd (“FGS”).

As previously disclosed in a press release on August 22, 2018, the Company, through its affiliates Beijing BHD Petroleum Technology Co., Ltd. and Nanjing Recon Technology Co., Ltd., entered into a definitive investment agreement and a supplemental agreement (collectively, the “Agreement”) with FGS and the other shareholders of FGS on August 21, 2018. FGS is a service company that provides new technical applications and data operations to gas stations of oil companies in China. Following full performance under the Agreement, Recon will own 43% of FGS.

As consideration for increasing its affiliates' interest in FGS from 8% to 43%, Recon will (1) pay a total of RMB 10 million in cash to FGS in five installments and (2) issue 2,435,284 restricted ordinary shares of Recon (the "Restricted Shares") to the other shareholders of FGS within 30 days after FGS finalizes recording Recon's corresponding interest at the local governmental agency. The parties have agreed that the 2,435,284 Restricted Shares are worth RMB 33.3 million based on USD 2.00 per share.

If FGS does not reach any of the following performance goals within one year from the date of signing the Agreement, Recon has the right to cancel without further payment part or all of the Restricted Shares: (1) the number of gas station stations that use FGS’ platform must reach 670, an increase of 200 stations from the 470 stations as of the date the Agreement; (2) the number of users who purchase products through the FGS' mobile application, DT Refuel, must reach 1.1 million, an increase of 800,000 from the 300,000 current users; (3) FGS' daily average gross merchandise values must reach RMB 3.3 million, an increase of RMB 2.7 million over the current RMB 600,000. The Restricted Shares are also subject to lock-up period requirements that vary for each FGS shareholder, from one year to three years following issuance of the Restricted Shares.

Management Commentary

Mr. Shenping Yin, CEO of Recon, stated, “We are pleased to disclose more details of the supplemental agreement to our definitive agreement with FGS. We believe these performance benchmarks and investment details allow our shareholders to gain a better understanding of the value added by this agreement, future strategy, and the operational goals of FGS. FGS has great capability to help the gas stations of the China National Petroleum Corporation (“CNPC”) increase operation efficiency and profitability. And in the long run, we expect that the convenience stores will become the primary profit source for gas stations. FGS can help convenience stores improve their operation and bring more resources to them. We are very optimistic with FGS in the long run.”

Mr. Song Yang, founder of FGS, said, “The market structure of retail sales of finished oil products industry in China is undergoing tremendous changes. FGS, together with Recon, hope to face the challenges and opportunities associated with these changes by providing technical and operational support to CNPC. There are currently more than 20,000 CNPC gas stations. We have launched our business in Zhejiang province and are ready to expand to other areas such as Shanghai city and Nanjing city.”

About Future Gas Station (Beijing) Technology, Ltd.

Established in January 2016, FGS is a service company focusing on providing new technical applications and data operations to gas stations of oil companies such as PetroChina Co., Ltd. With its DT Refuel mobile application, FGS provides solutions to gas stations to improve their operations and their customers' experience. FGS aims to increase the overall income of gas stations through integration of internet technique and New Retail E-Commerce platform, and to help transform gas stations into comprehensive service providers.

About Recon Technology, Ltd.

Recon Technology, Ltd. (NASDAQ: RCON) is China's first listed non-state owned oil and gas field service company on NASDAQ. Recon supplies China's largest oil exploration companies, Sinopec (NYSE: SNP) and CNPC, with advanced automated technologies, efficient gathering and transportation equipment and reservoir stimulation measure for increasing petroleum extraction levels, reducing impurities and lowering production costs. Through the years, RCON has taken leading positions on several segmented markets of the oil and gas filed service industry. RCON also has developed stable long-term cooperation relationship with its major clients, and its products and service are also well accepted by clients. For additional information please visit: www.recon.cn .

Forward Looking Statements

Forward-Looking Statements in this press release, which are not historical facts, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as "may," "could," "expect," "intend," "plan," "seek," "anticipate," "believe," "estimate," "predict," "potential," "continue," "likely," "will," "would" and variations of these terms and similar expressions, or the negative of these terms or similar expressions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by us and our management, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, among others, levels of spending in our industry as well as consumer confidence generally; changes in the competitive environment in our industry and the markets where we operate; our ability to access the capital markets; the results of cooperation between parties to cooperation agreements; our ability to benefit from such cooperation as a shareholder of FGS; and other risks discussed in the Company's filings with the U.S. Securities and Exchange Commission, including our Annual Report on Form 20-F, which filings are available from the SEC. We caution you not to place undue reliance on any forward-looking statements, which are made as of the date of this press release. We undertake no obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

For more information, please contact:

In China:

Ms. Jia Liu

Chief Financial Officer

Recon Technology, Ltd.

Phone: +86 (10) 8494-5799

Email: info@recon.cn

In the United States:

Ms. Tina Xiao

Ascent Investor Relations LLC

Phone: +1-917-609-0333

Email: tina.xiao@ascent-ir.com